Lumos Networks Corp.

401 Spring Lane, Suite 300

Waynesboro, Virginia 22980

August 8, 2011

By Overnight Delivery,

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Larry Spirgel, Assistant Director
Division of Corporation Finance

Re:	NTELOS Wireline One Inc. Amendment No. 1 to Registration Statement on Form 10 Filed July 13, 2011 File No. 001-35180

Dear Mr. Spirgel:

As Chief Executive Officer of Lumos Networks Corp., a Delaware corporation (previously NTELOS Wireline One Inc.) (the “Company”), I am transmitting herewith for filing pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 2 to the Company’s Registration Statement on Form 10 (as amended, the “Form 10”), together with exhibits thereto, including Exhibit 99.1 Information Statement (as amended, the “Information Statement”), along with the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to my attention, dated July 22, 2011 (the “Commission Comment Letter”). The Information Statement also includes updated disclosures, such as the changing of the Company’s name to Lumos Networks Corp., anticipated timing (for the Staff’s information, a September 6 declaration date and October 3 transaction completion date) and mechanics of the transaction and management developments. The Form 10 also includes exhibits.

Set forth below are the Company’s responses. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Lumos Networks Corp.

Certain portions of the Company’s responses below are provided in disclosure type format as requested by the Staff. The bolded portions of these responses represent modifications to the disclosures in the Information Statement to comply with the Staff’s request.

In addition, we are providing a complete paper courtesy package to each person listed in the Staff’s letter. Each courtesy package includes a marked and unmarked copy of the Form 10, together with exhibits thereto, including marked and unmarked copies of the Information Statement, as amended, and the Company’s response to the Staff’s letter.

U.S. Securities and Exchange Commission

August 8, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

1.	We note your response to comment 13 from our letter dated June 10, 2011. Please revise to disclose whether or not you believe the costs of launching a new brand name will be material to your earnings and cash flows after the Separation.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included revised disclosure on pages 12 and 69 of the Information Statement to indicate that while we will incur additional costs, we do not expect these additional costs to be material. For the specific revised disclosures, please see our response to Comment #2 below.

2.	We note your revised disclosures in response to comment 19 from our letter dated June 10, 2011. On page 67, you state that following the TSA period, you do not believe that the cost of services provided to you will be materially different from those incurred under the TSA. However, in the third full paragraph on the same page and on page 12, you state that upon the expiration or early termination of the TSA or other agreements you will incur higher costs to obtain such services than you incurred prior to the Separation. You also state that you will need to replicate certain facilities, systems, infrastructure and personnel to which you will no longer have access after the transition period following the separation and that you expect to incur capital and other costs associated with developing and implementing your own support functions in these areas. It is not entirely clear if you believe that all of the increased costs and cash demands resulting from the termination of the TSA agreement will be materially different from those incurred under the TSA agreement. Please revise your disclosures throughout the document to clarify if you believe the higher costs of services previously provided under the TSA agreement, and the capital and other costs associated with developing and implementing your own support functions will be materially different than those incurred prior to the separation.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on pages 12 and 69 of the Information Statement:

“In addition, following the Separation, NTELOS will provide specified services to us with respect to several support functions on a transitional basis for up to two years. We will need to replicate certain facilities, systems, infrastructure and personnel to which we will no longer have access after the transition period following our separation from NTELOS. We will incur capital and other costs associated with developing and implementing our own support functions in these areas. These initiatives will result in additional costs to implement, although we do not expect these additional costs to be material. These initiatives also will put additional demands on our management, employees and resources.”

U.S. Securities and Exchange Commission

August 8, 2011

“We expect to incur additional expenses as a result of the Separation, including higher interest expense (see “Unaudited Pro Forma Condensed Combined Financial Information). We also will require transition services from NTELOS for a period of time as specified in the transition services agreement with NTELOS. Upon the expiration or early termination of the transition services agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third-parties, and we expect that, in some instances, we will incur higher costs to obtain such services than we incurred prior to the Separation or under the terms of such agreements. While we do not expect these higher costs to be material, the amount and timing of when we incur such additional costs may increase the variability of our earnings and cash flows after the Separation. If we are unable to lower other expenses or increase revenues, these additional expenses also will lower our earnings and our cash flows. For more information regarding the transition services agreement, see “Agreements with NTELOS—Transition Services Agreement.” We will incur one-time costs for customer and marketing communications, additional costs of being a public company and costs associated with creating a new information technology infrastructure. On a recurring basis, we will incur additional costs to maintain independent systems and to continue brand support, and we will incur incremental costs related to being a public entity in excess of previously allocated corporate expenses. However, we do not expect these additional and incremental costs to be material to our earnings and cash flows after the Separation.”

Results of Operations, page 71

Three months ended March 31, 2011 compared to three months ended March 31, 2010, page 71

3.	We note that interest expenses increased sequentially from $1.9 million in the quarter ended December 31, 2010 to $3.7 million in the quarter ended March 31, 2011. Please discuss whether you expect this type of quarterly interest expense increase to continue. If so, please explain how this trend might impact your financial performance going forward.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 74 of the Information Statement:

“Interest expense was $6.3 million for the first six months of 2011, an increase of $3.5 million, or 128%, from the first six months of 2010 due primarily to the increase in the payable to NTELOS which reflects additional borrowing to fund the FiberNet acquisition on December 1, 2010. Interest expense was $2.6 million for the second quarter of 2011, a decrease of $1.2 million, or 31.1%, from the first quarter of 2011 due to a reduction in the weighted average

U.S. Securities and Exchange Commission

August 8, 2011

interest rate charged by NTELOS Inc. due to a March 2011 debt repricing and increased $0.6 million, or 32.8%, from the fourth quarter of 2010 due primarily to the increase in the payable to NTELOS described above, partially offset by interest expense savings related to the reduction in the weighted average interest rate. As reflected in the accompanying unaudited pro forma condensed combined statement of operations, the annual interest expense at the time of the separation, after adjustment for the level of debt and anticipated interest rates, is projected to be approximately $14.2 million.”

***************

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call Michael B. Moneymaker at (540) 946-3531 or our outside counsel David M. Carter at (804) 697-1253.

Sincerely,

/s/ James A. Hyde

James A. Hyde
Chief Executive Officer

cc:	Christine Adams

Terry French

Brandon Hill

Paul Fischer

Michael B. Moneymaker

David M. Carter